UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Clean Harbors, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	04-2997780
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

42 Longwater Drive Norwell, Massachusetts 02061
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange

If this Form 8-A relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this Form 8-A relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

This registration statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Clean Harbors, Inc. (the “Company”). This registration statement is filed with the Securities and Exchange Commission (the “SEC”) in connection with the filing by the Company on December 2, 2008 of an application to list the Common Stock on the New York Stock Exchange.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the Company’s capital stock summarizes the material terms and provisions of these securities. For the complete terms of the Company’s capital stock, please refer to the Company’s Amended and Restated Articles of Organization and its Amended and Restated By-laws. As summarized below, terms of the Company’s capital stock may also be affected by the Massachusetts Business Corporation Act.

GENERAL

The Company is authorized to issue 40,000,000 shares of common stock, par value $0.1 per share (“Common Stock”), and 1,080,415 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

COMMON STOCK

Voting. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. When a quorum is present at any meeting of stockholders, any matter to be voted upon by the stockholders at such meeting is decided by a majority of the votes of the shares present or represented and voting on the matter.

Dividends. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company’s board of directors out of funds legally available therefor, after provision has been made for any preferential dividend rights of any outstanding Preferred Stock.

Liquidation and dissolution. Upon a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities, and after the satisfaction of the rights of any outstanding Preferred Stock.

Other rights and restrictions. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of Common Stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Transfer agent and registrar. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

The Company’s board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 1,080,415 shares of Preferred Stock, in one or more series. Each series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

The Company’s board of directors previously designated a total of 156,416 of such authorized shares of Preferred Stock as Series B convertible preferred stock, all of which were issued and converted into Common Stock prior to December 31, 2007, at the election of the holders thereof. The Company’s restated articles of organization do not allow the Company to reissue any of such previously issued and converted shares of Series B convertible preferred stock. Accordingly, as of December 10, 2008, there are a total of 923,999 authorized shares of Preferred Stock which are available for future designation into series and issuance by the Company’s Board of Directors.

The Company’s shareholders have granted the Board of Directors authority to issue Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a shareholder vote on specific issuances. The rights of the holders of Common Stock will be subordinate to the rights of holders of any Preferred Stock issued in the future.

The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate purposes, could adversely affect the voting power or other rights of the holders of Common Stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of the Company’s outstanding voting stock.

MASSACHUSETTS LAW AND CERTAIN PROVISIONS OF ARTICLES AND BY-LAWS

Anti-takeover Provisions of the Massachusetts Business Corporation Law and the Company’s By-Laws

Sections 8.06 and 7.02 of the Massachusetts Business Corporation Act provide that Massachusetts corporations which are publicly-held must have a staggered broad of directors and that written demand by holders of at least 40% of the outstanding shares of each relevant voting group of shareholders is required for shareholders to call a special meeting unless such corporations take certain actions to affirmatively “opt-out” of such requirements. In accordance with these provisions, Article II, Section 3 of the Company’s By-laws provides for a staggered board of directors which consists of three classes of directors of which one class is elected each year for a three-year term, and Article I, Section 2 requires that written application by holders of at least 25% (which is less than the 40% which would otherwise be applicable without such a specific provision in the Company’s by-laws) of the Company’s outstanding shares of Common Stock is required for shareholders to call a special meeting. In addition, Article II, Section 8 of the Company’s By-laws prohibits the removal by the shareholders of a director except for cause. These provisions could inhibit a takeover of the Company by restricting shareholder action to replace the existing directors or approve other actions which a party seeking to acquire the Company might propose.

Indemnification of the Company’s Directors and Officers

Sections 8.51 and 8.52 of the Massachusetts Business Corporation Act give Massachusetts corporations the power to indemnify each of their present and former officers and directors under certain circumstances if such person acted in good faith and in a manner which is reasonably believed to be in or not opposed to the best interest of the corporation. Article VII of the Company’s By-laws provides that the Company will indemnify its officers and directors to the extent permitted by law.

Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended may be permitted to its directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Company also maintains director and officer liability insurance which provides for protection of its directors and officers against liability and cost which they may incur in such capacity, including liabilities arising under the Securities Act of 1933, as amended.

Stockholder action; Special Meetings of Shareholders; Advance Notice Requirements.

The Company’s Restated Articles of Organization provide that any action required or permitted to be taken by the Company’s shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. The Company’s By-laws provide that special meetings of the shareholders may only be called by a majority of the board of directors, the chairman of the board of directors, the chief executive officer or the president. The Company’s By-laws further provide that in order for any matter to be considered “properly brought” before a meeting, a shareholder must comply with specified procedural requirements regarding advance notice. The foregoing provisions could have the effect of delaying until the next shareholders meeting shareholder actions which are favored by the holders of a majority of the Company’s outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the Company’s outstanding voting securities, would be able to take action as a shareholder, such as electing new directors or approving a merger, only at a duly called shareholders meeting, and not by written consent.

Item 2. Exhibits.

Not applicable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CLEAN HARBORS, INC.
(Registrant)

By:	/s/ James M. Rutledge
Name: James M. Rutledge
Title: Executive Vice President and
Chief Financial Officer

Dated: December 10, 2008